LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

July 30, 2008

VIA EDGAR

James Allegretto

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Florida Public Utilities Company Form 10-K for the fiscal year ended December 31, 2007 Filed March 25, 2008 Form 10-Q for the fiscal quarter ended March 31, 2008 Filed May 14, 2008 File No. 001-10608

Dear Mr. Allegretto:

We represent Florida Public Utilities Company (the “Company”). The Company is in receipt of your comment letter dated July 23, 2008. You requested that the Company provide its response within ten business days of the date of your letter. We are writing at this time on the Company’s behalf to request an extention of time to reply to the week of August 11, 2008 in order to accommodate the schedules of key Company personnel and Board members.

If you have questions concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely,

/s/ LaDawn Naegle

LaDawn Naegle

cc:	George M. Bachman, Chief Financial Officer Florida Public Utilities Company